Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

LuftCar Corp.
10 N Orange Avenue
Orlando, FL 32801
https://www.luftcar.com/

Up to $1,234,998.00 in Common Stock at $3.00
Minimum Target Amount: $15,000.00

Company:

Company: LuftCar Corp.
Address: 10 N Orange Avenue, Orlando, FL 32801
State of Incorporation: DE
Date Incorporated: October 03, 2022

Terms:

Equity

Offering Minimum: $15,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,234,998.00 | 411,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $198.00

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks:

Early Bird

Invest within the First 2 weeks hours and receive an additional 10% bonus shares

<u>**Volume-Based Perks:**</u>

$25,000+ | Tier 1

Invest $25,000+ and receive 5% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

<u>**The 10% StartEngine Owners' Bonus**</u>

LuftCar Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Only 2% of passengers choose air travel for distances up to 500 miles, primarily due to 1) the high cost of air travel, 2) time wasted in waiting at airports and 3) the need to still rent road vehicles. Today's last mile drone delivery with drones are limited in the payload and distance due to energy density limitations from batteries. There is a need for vehicles capable of seamless travel in both air and road to connect remote areas for cargo delivery. There are no light duty, multi-modal electric air vehicles for the US military to be part of the 'WarFighter'. A single vehicle that can seamlessly accomplish both air and road missions will enable faster defense movements and reduce logistics inefficiencies and cost.

Our vision is to create and commercialize a sustainable, affordable, multipurpose modular, autonomous air and road mobility (AARM) vehicle that would give customers 1) faster last mile delivery and emergency response solution connecting urban and rural areas and 2) the freedom to FLY their road vehicle over longer distances using clean energy and 3) be a warfighter to serve ship to base and base to outpost missions.

LuftCar Corp. is developing a hydrogen powered, autonomous Air and Road Mobility eVTOL vehicle. The air vehicle can detach from the road vehicle providing uninterrupted air and road mobility. Air vehicle flies up to 480 KM (300 miles) at 320 KMPH (200 mph) max speed and at 1220 M (4000 ft) altitude. Road vehicle travels 250 KM (150 miles). Payload is 680 KG (1500 lb).

We aim to eventually create interchangeable road and air vehicles, so that customers can buy just road vehicles and attach them to leased or rented air vehicles to fly to destinations. This strategy will enable a large section of customers to own LuftCar road vehicles and access air highways for their needs, thereby democratizing air travel.

Our long-term goal for the Warfighter is to develop the LuftCar air module into a 'flying forklift;' capable of airlifting any military road or water vehicle to conduct tactical or non-tactical missions over long distances. The road vehicle will be customized with the LuftCar conceived cage-style subframe and the five-point docking mechanism.

LuftCar LLC will also develop LuftPads to support the vertical take-off and landing of LuftCars in order to build a sustainable business model for LuftCar operations and commercialization. The company partners with energy companies, regulators, and real estate developers to strategically locate LuftPads to cover transportation needs.

Business Model

The revenue streams for the company are:

1. HYDROB: Custom develop and sell the hydrogen fuel cell and hybrid battery propulsion to the advanced air mobility customers

2. LuftCar vehicles sales for air taxi, air cargo, air ambulance, and regional air transport market segments through direct sales or a leasing model.

3. Service packages for both the air vehicle and the road vehicle – short-term and long term

4. Defense contracts for LuftCar as a warfighter or emergency rescue vehicle.

5. Operator of the LuftCar fleet, where the airframes can be rented by the customer.

6. Contract builder of LuftPads, in partnership with H2 companies

Corporate Structure & Intellectual Property

LuftCar Corp. was initially organized as LuftCar, LLC, a Florida limited liability company on March 24th, 2021, and a new Delaware corporation was created on October 3rd, 2022. The C-corp is currently wholly owned by the LLC. LuftCar LLC is currently the owner of all the LuftCar patents (domestic and international), the LLC ("Licensor") has a licensing agreement with the C-Corp ("Licensee"). This agreement provides the Licensor hereby grants to Licensee a royalty-free, exclusive, worldwide, and perpetual right and license to exploit the Licensed Rights, in exchange for the reimbursement to the Licensor of all future development and maintenance costs related to the Intellectual Property. This license agreement shall have a term of 10 years.

Competitors and Industry

Competitors

LuftCar's top competition are Joby aviation, Vertical, Archer, Beta flight systems, and Lilium.

All of the above companies were started a year earlier to LuftCar, but they do not have the air and road capability like LuftCar. Their market size is limited to the air taxi environment (inner city) as they are dependent on battery technologies for propulsion.

LuftCar deploys hydrogen fuel cell propulsion enabling long distance travel for larger payloads. LuftCar competes in the same market space as cars, trucks, and small aircrafts. LuftCar's IP provides a modular design for combined air and road capable vehicle, that ensures personal freedom, saves time and cost for the customer by eliminating wait time at airports and the need to hire rental cars. No competitor has a detachable air and road module design. LuftCars can be scaled for mobility, defense, emergency rescue and disaster relief markets. LuftCars are true last mile, door to door delivery vehicles for cargo and services for large payloads. LuftCars can travel up to 300 miles in air and 150 miles on road due to both H2 fuel cell, while most of the competition can fly up to 200 miles due to limitations in battery energy densities.

LuftCars will be priced at $350K per unit, 25% cheaper than the low-cost competitor. LuftCars are net zero emissions vehicles, which will create a demand of up to $500 B of green hydrogen by 2030.

Similar efforts in hydrogen fuel cell propulsion are happening in the air mobility industry with companies like Hydroplane and Joby claiming to be at TRL 2 or TRL3 levels. While these competitors are targeting hydrogen fuel-cell propulsion, their payload targets are relatively lower, and they do not have the scalable flying forklift concept that LuftCar has. LuftCar hopes to create a HYDROB propulsion system that could be bought and customized by any of its competitors.

Industry

The advanced air mobility market is likely to be around $1 trillion by 2035, according

to Morgan Stanley. With new applications in cargo, air taxi, healthcare, defense and regional transportation, LuftCar aims to gain a larger market share in the advanced air mobility.

We adopted a bottoms up approach, assuming LuftCar will gain a 0.03 - 0.05% share in combined automotive, air cargo, air ambulance, defense, tourism, buses and trucks market. Our estimate for total available market is a conservative $500B by 2030, which is in line with a $1.5 trillion market by 2040 that Morgan Stanley projects:

Sources:

https://www.morganstanley.com/ideas/autonomous-aircraft

https://www.mckinsey.com/industries/aerospace-and-defense/our-insights/perspectives-on-advanced-air-mobility

https://www.mckinsey.com/industries/aerospace-and-defense/our-insights/advanced-air-mobility-in-2030

Current Stage and Roadmap

Current Stage

LuftCar has achieved Technology Readiness level - TRL 3 – which includes:

- Completed concept level CAD design

- Validation of the digital twin concept design for structural integrity, aerodynamics, and concept of operations.

- Built partnership with airports and clean cities coalitions

- Established technology and supply chain partners.

Future Roadmap

• June 2023: HYDROBTM 1st prototype – Hydrogen fuel cell and battery hybrid propulsion, which can be sold to other air mobility and automotive companies.

• June – Sept 2023: LUFTTAXI 1st MVP – a custom built two-seater vehicle to demonstrate docking and undocking and hovering. This vehicle could be scaled up and sold as an Air Taxi for inner city commute.

• Jan 2024: First LUFTPADTM demo – hydrogen refueling vertiports for LuftCars, which will also support road transport and utilities

• Dec 2025: LUFTCAR 2nd MVP – a FAA certified piloted, hydrogen powered five-seater vehicle (or a cargo vehicle) aimed for last mile delivery and regional transportation.

• Dec 2026: LUFTCAR 3rd MVP – a FAA certified, autonomous, hydrogen powered

five-seater vehicle aimed for last mile delivery and regional transportation.

The long-term vision is to make the airframes rentable so that B2C customers can own only the road vehicles with the docking attachments. They can rent the airframes at local LuftPads or regional airports and fly to destinations in their own time. Through the rental concept, the market opportunity is doubled as the vehicle ownership cost is reduced and the customers do not have to worry about paying for and storing the larger airframes. You can rent the wings to your car.

LuftCar LLC will build the LuftPads and own and operate them as necessary or service them for customers to build a sustainable business model for the LuftCar business concept. The company has partnered with a variety of airports and H2 infrastructure manufacturers to establish a network of LuftPads. Installation costs and H2 costs have been calculated to support site quotations.

For further clarification on the FAA process: FAA typically takes 18-24 months - two years maximum. The FAA will run tests on our vehicles and this costs around $1M total for certification. LufCar hopes to raise this money for post-prototype. The certification does not affect the prototype. The goal for this crowdfunding offering is for a large portion of the funds to go towards a demo 2-seater prototype (total requirement of about $2M for this demo). This prototype doesn't require certification, however, we need the prototype to begin pursuing certification in the future.

Accomplishments, Alliances, and Partnerships

- MOU with Bosch Aviation for H2 fuel cell BoP

- MOU with FEV for Go to market strategy

- MOU with GenH2 for hydrogen refueling

- MOU with Dusseldorf Airport and Monchengladbach airports in Germany

- Partnership with regional airports in VA, OH and KS

- Engagement from Connecticut Clean Cities Coalition and NREL (Department of Energy)

- Handshake agreement with Petronas for offshore vehicles

- Member of Vertical Flight Society and H2 Aero Council

- Member of CENFLUENCE (Central Florida Incubator)

- Achieved Technology Readiness Level – TRL 3; verified concept through simulation and analysis and reviewed with US Army

The Team

Officers and Directors

Name: Jan Kulow

Jan Kulow's current primary role is with dds+sustainable solutions. Jan Kulow currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Advisory Board Member
  Dates of Service: September, 2022 - Present
  Responsibilities: Business Development and Advisory in Europe. Currently does not take a salary. Equity compensation is 5,000 shares.

Other business experience in the past three years:

- **Employer:** dds+sustainable solutions
  Title: Manager
  Dates of Service: January, 2022 - Present
  Responsibilities: Sales/ Client mngt. / B.Develop. / PM

Other business experience in the past three years:

- **Employer:** NMWP.NRW/AeroSpace.NRW
  Title: PM (mandate)
  Dates of Service: April, 2021 - April, 2022
  Responsibilities: PM /political strategy

Other business experience in the past three years:

- **Employer:** Laudamotion
  Title: First Officer A320
  Dates of Service: August, 2018 - December, 2020
  Responsibilities: Pilot

Name: Saleem Ahmed

Saleem Ahmed's current primary role is with Global Software solutions FZ EMEA, Dubai. Saleem Ahmed currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President - Middle East Markets
  Dates of Service: November, 2021 - Present
  Responsibilities: Lead growth and operation for LuftCar in the Middle East and Africa markets. Currently does not take a salary. Equity compensation is 15,000 shares.

Other business experience in the past three years:

- **Employer:** Sharjah Islamic Bank, Sharjah, UAE
  Title: Senior Vice President and Head of Information Technology
  Dates of Service: February, 2017 - December, 2021
  Responsibilities: Head of all aspects of Information technology for the enterprise

Other business experience in the past three years:

- **Employer:** Global Software solutions FZ EMEA, Dubai
  Title: Chief Operating Officer
  Dates of Service: December, 2021 - Present
  Responsibilities: Responsible for operations, technology delivery and commercial operations

Name: Santh Sathya

Santh Sathya's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Founder, CFO, Chairman of the Board
  Dates of Service: March, 2021 - Present
  Responsibilities: Lead growth of LuftCar in global markets, raise investments and bring product to market. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** L3Harris
  Title: Director - Strategy
  Dates of Service: January, 2020 - January, 2021
  Responsibilities: Develop corporate strategy and manage P&L for the President

Other business experience in the past three years:

- **Employer:** Boeing - Insitu
  Title: Head – Systems Engineering
  Dates of Service: July, 2019 - January, 2021
  Responsibilities: Functional lead for system engineering. Develop digital twin for Boeing Insitu drones

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering shares in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company

manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our flying car. Delays or cost overruns in the development of our flying car and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Luftcar was formed on March 24, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Luftcar has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay

dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Regulatory Risk
FAA has not certified a hydrogen powered vertical lift vehicle yet. There are some risks with delays in regulations development. However, LuftCar is working with FAA and SAE in developing the regulations.

Hydrogen adaptation risk
Hydrogen storage is key for operational safety. LuftCar is eliminating risks with hydrogen instances by smart storage and detailed validation.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
LuftCar LLC, 97.88% owned by Santh Sathya	10,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 411,666 of Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below which include a voting proxy.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Shares issued as part of conversion from LLC to C-Corp
  Date: October 03, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

LuftCar can operate on current cash reserves for another 5 months but our progress will be considerably slow as we will not have enough resources to build prototype development or hire mid-level engineering talent. Our current burn rate is at around $15,000 per month.

LuftCar is expected to start revenue generation in 2025/26 timeframe and will achieve break even by 2027/28, LuftCar expects to build prototypes with investors and corporate funding till breakeven is achieved.

Foreseeable major expenses based on projections:

Some of the major expenses are:

New patent submission and IP protection = $100,000

Hiring key Talent = $400,000

Facilities = $200,000

200 lb scaled prototype = $600,000

Two seater prototype development = $2,000,000

Future operational challenges:

One of the key operational challenges is the availability and ability to hire key engineering talent at reasonable labor rates.

Potential slowness from regulatory bodies like the Federal Aviation Authority can affect time to commercialization. However, LuftCar has hired influencers at state and federal level to help expedite Regulations.

Future challenges related to capital resources:

After we build the first prototype, LuftCar is expecting to raise further capital from potential customers and corporate investors to scale up the vehicle design and commercialize. Any lapse in raising capital and timely manner will delay our commercialization schedule and will increase threat from competition. However, LuftCar's IP is protected, and we are confident about our ability to raise capital once the prototype is completed.

Future milestones and events:

The first prototype built which is expected to be complete by September 2023 will significantly help us raise Series A funding for up to 10 million.

An IP filed around the HYDROB hydrogen fuel cell propulsion by July 2023 will help us raise additional funds and partnerships with strategic investors.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2023, the Company has capital resources available in a checking account of up to $45,400.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the first concept prototype development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the

Company. Of the total funds that our Company has, 2% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1 year. This is based on a current monthly burn rate of $30,000 for expenses related to prototype development, salaries and patent applications and administrative expenses. Our burn rate has been low since Jan 2023, but starting May, it will be back to $30K per month as we ramp up prototype building.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on a projected monthly burn rate of $100,000 for expenses related to prototype development, salaries and patent applications and administrative expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company is contemplating additional future sources of capital from certain angel investors, federal grants and partnership investments.

In particulary, PowerTap has issued a Term Sheet for $500,000 and funds are likely to be available by July 2023.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** LuftCar LLC
  Names of 20% owners: Santh Sathya
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: LuftCar LLC owns 100% of LuftCar Corp.
  Material Terms: In October 2022, LuftCar LLC and LuftCar Corp. entered into an Intellectual Property License Agreement where LuftCar LLC granted the Corp a royalty free and perpetual right and license to exploit all patents, tradenames,

domain names, and social media accounts that LuftCar LLC owns. This license agreement shall have a term of 10 years.

- **Name of Entity:** Suresh Gupta
  Relationship to Company: Angel Investor
  Nature / amount of interest in the transaction: In 2021, an angel investor invested $250,000 in LuftCar LLC for the purposes of funding operations in exchange for a 0.625% ownership stake.
  Material Terms: The investor has the right to receive 1% ownership interest if he is able to deliver an investment of $2M for which the Company has agreed to grant a 5% ownership interest with the original $250,000 being counted towards this raise. This investor shall receive an additional 1% ownership interest in exchange for introducing potential investors to contribute up to $10M in funds. No such milestones have been met as of December 31, 2021.

Valuation

Pre-Money Valuation: $30,000,000.00

Valuation Details:

Our pre-money valuation is based on an analysis of multiple factors including the assumption that the technological innovation, the opportunity in creating new markets, the total addressable market, and the makeup of the founders and team are able to achieve the growth and expansion goals as set out in this offering.

Market Growth & Trends

Only 2% of passengers choose air travel for distances up to 500 miles, primarily due to 1) the high cost of air travel, 2) time wasted in waiting at airports, and 3) the need to still rent road vehicles. Today's last-mile drone delivery with drones is limited in payload and distance due to energy density limitations from batteries. There is a need for vehicles capable of seamless travel in both air and road to connect remote areas for cargo delivery. There are no light-duty, multi-modal electric air vehicles for the US military to be part of the 'WarFighter'. A single vehicle that can seamlessly accomplish both air and road missions will enable faster defense movements and reduce logistics inefficiencies and costs.

In the last two years, large investments have been raised by competitors who have mostly simple vertical takeoff landing concepts. More than $20 billion have been raised by the air mobility industry to date. After a lull in investments in the second half of 2022, we are seeing a new trend towards investments in air/road vehicles, with new air/road vehicle concepts appearing with prototypes in the market. LuftCar's unique concept is IP protected and once a prototype is made available, LuftCar is likely to generate large investments from corporate customers like UPS FedEx, Amazon Etc .

We adopted a bottoms-up approach, assuming LuftCar will gain a 0.03 - 0.05% share in the combined automotive, air cargo, air ambulance, defense, tourism, buses, and trucks market. Our estimate for the total available market is a conservative $500B by 2030, which is in line with a $1.5 trillion market by 2040 that Morgan Stanley projects: https://www.morganstanley.com/ideas/autonomous-aircraft

LuftCar's first markets would be cargo and air ambulances. Even prior to building the vehicle, LuftCar hopes to generate revenue by selling HYDROB, the hydrogen fuel cell powertrain engine. Parallelly, LuftCar is also in discussions with the US Department of Defense for potential contract opportunities. The subsequent market would be regional transportation where the customers would be airline companies, fleet car operators, business airports etc..

Comparable Competitor Companies

LuftCar's top competitors are Joby Aviation, Vertical, Archer, Beta flight systems, and Lilium, etc. Some of the similarities and differences include: all the above companies were started a year earlier than LuftCar, but they do not have air and road capability like LuftCar. Their market size is limited to the air taxi environment (inner city) as they are dependent on battery technologies for propulsion.

A few competing concepts in air and road transportation (like in Terrafugia) have foldable wings which we believe makes them inconvenient and impractical for road travel as the vehicles will have to haul the whole flight propulsion paraphernalia into the urban roads, burdening the energy demand, increasing cost and inconveniencing road transit. Some of the competing detaching wing concepts have only a top attachment (like in the case of Airbus) which does not allow for the road vehicle to independently attach or detach, complicating the concept of operations for air and road travel. LuftCar's top rail attachment and the catching mechanism together provide a baseball-holding grip-like docking mechanism that allows for the road vehicle to autonomously attach and detach.

LuftCar deploys hydrogen fuel cell propulsion enabling long-distance travel for larger payloads. LuftCar competes in the same market space as cars, trucks, and small aircraft. LuftCar's IP provides a modular design for combined air and road-capable vehicle, that ensures personal freedom and saves time and cost for the customer by eliminating wait time at airports and the need to hire rental cars. No competitor has a detachable air and road module design. LuftCars can be scaled for mobility, defense, emergency rescue, and disaster relief markets. LuftCars are true last mile, door-to-door delivery vehicles for cargo and services for large payloads. LuftCars can travel up to 300 miles in the air and 150 miles on the road due to both H2 fuel cells, while most of the competition can fly up to 200 miles due to limitations in battery energy densities. LuftCars we expect to price at $350K per unit, 25% cheaper than the low-cost competitor. LuftCars are net zero emissions vehicles, which we believe will create a demand of up to $500 B of green hydrogen by 2030.

Similar efforts in hydrogen fuel cell propulsion are happening in the air mobility industry with companies like Hydroplane and Joby claiming to be at TRL 2 or TRL3

levels. While these competitors are targeting hydrogen fuel-cell propulsion, their payload targets are relatively lower, and they do not have the scalable flying forklift concept that LuftCar has. LuftCar hopes to create the HYDROB propulsion system that could be bought and customized by any of its competitors.

The LuftCar holding concept along with the HYDROB allows for the vehicle to carry heavier payloads (up to 1500 lb.) as of today. As the electric motor and hydrogen onboard storage technologies evolve, LuftCars will be able to carry even heavier payloads.

As a comparable valuation, according to Pitchbook sources, Joby during their pre-prototype stage was valued at $50 million for a 1/3rd smaller market than LuftCar's forecast.

The Value of the Company's Assets

As of today, the company has IP patents pending approval. In addition to these pending patent applications, the other assets of the company include a few computers and 3D printing machines worth up to $8,000.

Management's Prior Achievements & Success

The LuftCar team has a blend of proven leadership in aviation, automotive, systems engineering, marketing, and community engagement.

Santh Sathya, Founder, and CEO of LuftCar, has a background in mechanical engineering and business administration. He was the first to develop a hydrogen fuel cell car (zero emissions) for Ford Motor Company. His cumulative 30-plus experience in the aviation and automotive industry comes from his previous work at Ford, Boeing, GE, and L3Harris as Head of Strategy and Operations. LuftCar is the fourth startup for Santh. His prior startups in batteries and microgrids were acquired by large corporations like Siemens and Johnson Controls.

Alan Spring, VP-Design and Ohio State University alumni has 30 yrs of experience in aerospace design and prototype development. He is a sought-after airframe designer for the US Air Force. Alan is heading airframe design and simulation efforts for LuftCar. He is responsible for training interns who come from various colleges in the US.

Doug Lampe, VP - Systems & Digital has a MS in Engineering from the University of Florida is an accomplished systems engineering leader with 25 plus years of experience from Lockheed Martin and Deloitte. Doug is responsible for developing digital twins for LuftCar.

Daphne Dixon, VP of Business Development is a champion of clean cities and green coalitions. She is closely engaged with the US Department of Energy in creating climate awareness. She heads business development and fundraising for LuftCar in strategic markets.

Latest achievements:

We are part of the Northeast hydrogen hub, led by NYSERDA (New York State Energy and Research Development Authority), and have received encouragement by the US Department of Energy (DOE) to apply for the hydrogen hub infrastructure project with an expected allocation of $160M. LuftCar received DOE encouragement for the air vehicle development funding opportunity.

Business Partnerships & Relationships

MOUs:

NYSERDA for DOE Hydrogen Hub

National Renewables Lab [NREL] partnership on H2 Technologies

Dusseldorf Airport, Germany

Monchengladbach Airport, Germany

Springfield Beckley Airport near Dayton OH

Sales traction and fundraising:

LOI from AdventHealth in purchasing LuftCar air ambulances

Purchase order for 15 vehicles from Al Shirawi group, a large cargo handling company in UAE

Interest in follow on funding from New World Angels, FL

Technology/Government/Corporate partnerships:

Technology partnership with Bosch Aviation

MOU with US Department of Energy - National Renewables Lab

Partnering with Argonne National Lab

H2 partnership with PowerTap, California

GenH2, Florida – for low cost H2 manufacturing

FEV, Michigan – for Go to Market strategies.

Community Support Letters received:

Bridgeport Business Council

Connecticut Clean Cities Coalition

Greater Washington Clean Cities Coalition

North Rhine Westphalia Province, Germany

Conclusion

In conclusion, we believe that our patents are valued at $9,000,000, our LOIs and Partnerships are valued at $15,000,000, and our Team is valued at $6,000,000, for a total valuation of $30,000,000.

Disclaimers

The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is only one class of stock authorized, common stock; (ii) there are no outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) there are no shares reserved for issuance under a stock plan. The Company does not have any outstanding convertible securities as of the launch of this offering.

The company references the above Letters of Intent ("LOIs") and Memorandums of Understanding ("MOUs"). Please note, both LOIs and MOUs are not guaranteed contracts to purchase the Company's products, there are conditional upon certain measures being met. That means, if there are delays, if there are changes, or if the other party wants to not move forward with completing a full purchase order, they have the right to do so.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,998.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  60.0%
  We will use 60% of the funds raised for market and customer research, new product development and market testing.

- *Inventory*

10.0%

We will use 10% of the funds raised to purchase inventory for the Company's prototype development in preparation of launch of the product.

- *Company Employment*
  14.5%
  We will use 14.5% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Business Development, Customer service, etc. Wages to be commensurate with training, experience and position.

- *Working Capital*
  10.0%
  We will use 10% of the funds for working capital to cover expenses for product expansion as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.luftcar.com/ (luftcar.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/luftcar

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR LuftCar Corp.

[See attached]



LuftCar LLC (the "Company") a Florida Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short-Year ended December 31, 2021



Mongio &
Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
LuftCar LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and the related statement of operations, statement of changes in member equity, and statement of cash flows for the short-year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Emphasis of Matter

The Company has a successor entity, as defined by Rule 405 of the Securities Act of 1933, named LuftCar Corp. The financial statements of that entity should be read in conjunction with these financial statements.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 8, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	266,725
Total Current Assets	266,725
TOTAL ASSETS	266,725
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	
Member's Capital	476,541
Accumulated Deficit	(209,817)
Total Equity	266,725
TOTAL LIABILITIES AND EQUITY	266,725

Statement of Operations

	Short-Year Ended December 31, 2021
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	219
General and Administrative	9,598
Research and Development	200,000
Total Operating Expenses	209,817
Operating Income (loss)	(209,817)
Provision for Income Tax	-
Net Income (loss)	(209,817)

Statement of Cash Flows

	Short-Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(209,817)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	(209,817)
INVESTING ACTIVITIES	
Net Cash provided by (used by) Investing Activities	-
FINANCING ACTIVITIES	
Member's Capital	476,541
Net Cash provided by (used in) Financing Activities	476,541
Cash at the beginning of period	-
Net Cash increase (decrease) for period	266,725
Cash at end of period	266,725

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance 3/24/2021 (Inception)	-	-	-
Capital Contributions	476,541	-	476,541
Net Income (Loss)	-	(209,817)	(209,817)
Ending Balance 12/31/2021	476,541	(209,817)	266,725

LuftCar LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

LuftCar LLC ("the Company") was formed in Florida on March 24th, 2021. The Company plans to earn revenue by developing and commercializing a hydrogen-powered, autonomous air and road eVTOL vehicle providing affordable regional transportation and air cargo delivery and creating demand for green hydrogen. The Company's headquarters is in Orlando FL. The Company's customers will be located globally.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have any equity-based compensation plans.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2021, the founder has invested $230,000 in the Company for the purposes of funding its research and development.

In 2021, an angel investor invested $250,000 in the Company for the purposes of funding operations in exchange for a 0.625% ownership stake. The investor has the right to receive 1% ownership interest if he is able to deliver an investment of $2M for which the Company has agreed to grant a 5% ownership interest with the original $250,000 being counted towards this raise. This investor shall receive an additional 1% ownership interest in exchange for introducing potential investors to contribute up to $10M in funds. No such milestones have been met as of December 31, 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

No debt.

NOTE 6 – EQUITY

The Company is a multi-member LLC with a single class of ownership interest. Profits and losses are allocated to members in accordance with the operating agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 8, 2022, the date these financial statements were available to be issued.

On October 3rd, 2022, an entity in the name of LuftCar Corp. ("the Corp") was incorporated in the state of Delaware. The Corp has authorized 12,000,000 shares of Common Stock with a par value of $0.0001 per share. Common Stockholders have one vote per share.

In October 2022, the Company and Corp entered into an Asset Purchase Agreement and Bill of Sale where the Company shall sell to the Corp its assets and liabilities in exchange for 10,000,000 shares of the Corp's Common Stock becoming the majority shareholder in the Corp.

In October 2022, The Company and Corp entered into an Intellectual Property License Agreement where the Company granted the Corp a royalty free and perpetual right and license to exploit all patents, tradenames, domain names, and social media accounts that the Company owns. This license agreement shall have a term of 10 years.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign via a successor entity. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global

stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.



LuftCar LLC (the "Company") a Florida Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2022



Mongio &
Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
LuftCar LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 and the related statement of operations, statement of changes in member equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 12, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	100,834
Other	864
Total Current Assets	101,699
TOTAL ASSETS	101,699
TOTAL LIABILITIES	-
EQUITY	
Member's Capital	475,944
Accumulated Deficit	(374,245)
Total Equity	101,699
TOTAL LIABILITIES AND EQUITY	101,699

Statement of Operations

	Year Ended December 31, 2022
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	9,120
General and Administrative	149,973
Research and Development	600
Rent and Lease	3,800
Total Operating Expenses	163,493
Operating Income (loss)	(163,493)
Other Expense	
Interest Expense	-
Other	935
Total Other Expense	935
Earnings Before Income Taxes	(164,428)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(164,428)

Statement of Cash Flows

	Year Ended December 31, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	(164,428)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Other	(864)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(864)
Net Cash provided by (used in) Operating Activities	(165,293)
FINANCING ACTIVITIES	
Capital Distributions	(597)
Net Cash provided by (used in) Financing Activities	(597)
Cash at the beginning of period	266,725
Net Cash increase (decrease) for period	(165,890)
Cash at end of period	100,834
Cash Paid for Interest	-
Cash Paid for Income Taxes	-

Statement of Changes in Member Equity

	Member Capital $ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2022	476,541	-	(209,817)	266,725
Capital Contributions	-	-	-	-
Capital Distributions	(597)	-	-	(597)
Net Income (Loss)	-	-	(164,428)	(164,428)
Prior Period Adjustment	-	-	-	-
Ending Balance 12/31/2022	475,944	-	(374,245)	101,699

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

LuftCar LLC ("the Company") was formed in Florida on March 24th, 2021. The Company plans to earn revenue by developing and commercializing a hydrogen-powered, autonomous air and road eVTOL vehicle providing affordable regional transportation and air cargo delivery and creating demand for green hydrogen. The Company's headquarters is in Orlando FL. The Company's customers will be located globally.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has no equity-based compensation plans.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the Company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In October 2022, The Company and LuftCar Corp. entered into an Intellectual Property License Agreement where the Company granted the Corp a royalty free and perpetual right and license to exploit all patents, tradenames, domain names, and social media accounts that the Company owns. This license agreement shall have a term of 10 years.

In 2021, an angel investor invested $250,000 in the Company for the purposes of funding operations in exchange for a 0.625% ownership stake. The investor has the right to receive 1% ownership interest if he is able to deliver an investment of $2M for which the Company has agreed to grant a 5% ownership interest with the original $250,000 being counted towards this raise. This investor shall receive an additional 1% ownership interest in exchange for introducing potential investors to contribute up to $10M in funds. No such milestones have been met as of December 31, 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

No debt.

NOTE 6 – EQUITY

The Company is a multi-member LLC with a single class of ownership interest. Profits and losses are allocated to members in accordance with the operating agreement.

On October 3rd, 2022, an entity in the name of LuftCar Corp. ("the Corp") was incorporated in the state of Delaware. The Corp has authorized 12,000,000 shares of Common Stock with a par value of $0.0001 per share. Common Stockholders have one vote per share. In October 2022, the Company and Corp entered into an Asset Purchase Agreement and Bill of Sale where the Company shall sell to the Corp its assets and liabilities in exchange for 10,000,000 shares of the Corp's Common Stock becoming the majority shareholder in the Corp.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 12, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.



LuftCar Corp. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short-Year ended December 31, 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
LuftCar Corp.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Other Matter
The Company has a predecessor entity, as defined by Rule 405 of the Securities Act of 1933, named LuftCar LLC. The financial statements of that entity should be read in conjunction with these financial statements.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 12, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2022
ASSETS	
Current Assets	
Total Current Assets	-
Non-current Assets	
Total Non-Current Assets	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Total Current Liabilities	-
Long-term Liabilities	
Total Long-Term Liabilities	-
TOTAL LIABILITIES	-
EQUITY	
Total Equity	-
TOTAL LIABILITIES AND EQUITY	-

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

LuftCar Corp. ("the Company") was formed in Delaware on October 3rd, 2022. The Company is 100% held by LuftCar LLC, a holding company registered in Florida. The Company plans to earn revenue by developing and commercializing a hydrogen-powered, autonomous air and road eVTOL vehicle providing affordable regional transportation and air cargo delivery and creating demand for green hydrogen. The Company's headquarters is in Orlando, FL. The Company's customers will be located globally.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has no equity-based compensation plans.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the Company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In October 2022, The Company and LuftCar LLC entered into an Intellectual Property License Agreement where the LLC granted the Company a royalty free and perpetual right and license to exploit all patents, tradenames, domain names, and social media accounts that the LLC owns. This license agreement shall have a term of 10 years.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

No debt.

NOTE 6 – EQUITY

The Company has authorized 12,000,000 shares of Common Stock with a par value of $0.0001 per share. 10,000,000 shares were issued and outstanding as of December 31, 2022.

In October 2022, the Company and LuftCar LLC ("the LLC") entered into an Asset Purchase Agreement and Bill of Sale where the Company bought all of the LLC's assets and liabilities in exchange for 10,000,000 shares of the Company's Common Stock thereby becoming the majority shareholder in the Company.

Voting: Common Stockholders are entitled to one vote per share.

Dividends: The holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 12, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Bridging the road to the skies

Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.

$0 Raised

INVEST IN LUFTCAR TODAY!

A True Flying Car

LuftCar is an autonomous air and road mobility company developing electric vehicle take-off and landing (eVTOL) solutions. The company is in development and currently advancing ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

OVERVIEW   ABOUT   TERMS   DISCUSSION   INVESTING FAQS

REASONS TO INVEST

 To the best of our knowledge, LuftCar is poised to offer one of the first eVTOL 'flying forklift' concept, using zero emissions hydrogen fuel cell propulsion for advanced air mobility. Technology being developed by the company will provide a sustainable, door to door solution applicable to innumerable industries – including automotive, air cargo, emergency medical services, defense, tourism, buses, and others.

 Based on the broad applications for our technology, our conservative estimate for the total addressable market is about $500B by 2030, in line with an overall market that is projected to reach $1.5T by 2040.*

 LuftCar's leadership team is leveraging over 200 years of
company was founded by Santh Sathya who was a critical member of the team that built 300 hydrogen fuel cell cars for Ford Motor Company, in addition to leading product engineering teams at Boeing and GE.

*Market information provided by (source)

Invest Now
$3.00 Per Share

RAISED ⓘ
$0

INVESTORS
0

MIN INVEST ⓘ
$198

VALUATION
$30M

THE PITCH

LuftCar is bridging the road to the skies with a vision of creating and commercializing autonomous air and road mobility (AARM) vehicles. The company's award-winning technology is being developed to offer unparalleled air and road capabilities, utilizing hydrogen fuel cell propulsion as well as proprietary docking and landing systems. In the near future, we believe our innovations will be pivotal in transforming transportation as we know it, providing a fast, cost-efficient, clean energy solution, and connecting distant communities. The Company is currently pre-revenue and in the development stage. It does not currently have any products on the market.

Taking Ground Transportation To The Skies

For decades, science fiction and cinema have envisioned a world where cars can fly, but LuftCar is ready to make autonomous air mobility an everyday reality. Our patented technology features what we believe to be the first detachable modular design for combined air and road versatility, and is powered by clean energy in the form of hydrogen fuel cell propulsion.


Offering an impactful solution for personal mobility as well as a competitive option
LuftCar is ready to make autonomous air mobility an everyday reality

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.*

With the planned capacity for 300+ miles of air travel and 150+ miles of road travel, LuftCar is seeking to offer an impactful solution for personal mobility as well as a competitive option for commercial cargo, emergency services, defense operations, and other industrial transport.

THE PROBLEM & OUR SOLUTION

Disruptive Technology For Seamless Travel And Sustainable Transport

Transporting people and cargo across long distances is a modern-day necessity, but in LuftCar's opinion, there is a need for vehicles capable of multidomain, multipurpose mobility. According to some recent statistics, currently only 2% of passengers choose air travel for distances up to 500 miles, due to high costs, and the need to rent a road vehicle to reach their final destination. Meanwhile, for cargo delivery, today's drones are limited in payload and distance, due to energy density and battery constraints.


Transporting people and cargo across long distances is a modern-day necessity

What LuftCar is engineering as an alternative is an entire end-to-end, interchangeable vehicle solution. The company's AARM technology, combined with proprietary eVTOL systems will make it possible to connect entire countries, translating to faster, more efficient and cost-effective ground and air transport, which can be optimized for any number of use cases. The air frame 'forklift' can be rented to pick up any compatible road vehicle. Customers can 'rent the wings for their car'.


An entire end-to-end, interchangeable vehicle solution
Faster, more efficient and cost-effective ground and air transport, which can be optimized for any number of use cases

*The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.

A few unique advantages offered by LuftCar include the ability to integrate with existing ground infrastructure, longer flight distances for intercity transport, affordability and freedom of travel for consumers, as well as expanded versatility for industries that traditionally rely on just one mode of transport. Additionally, because our vehicle designs are adaptable for any industry, we anticipate that LuftCar's system will be implemented on a global scale for applications ranging from private mobility to last-mile delivery, disaster relief, healthcare, and military defense.

Our vehicle designs are adaptable for any industry
Military Defense
Healthcare
Last-Mile Delivery
Private Mobility









*The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.

THE MARKET & OUR TRACTION

Validated For Vertical Takeoff Via Strategic Partnerships And Established Industry Recognition

LuftCar's scalable systems are positioning the company to realize multiple revenue streams, capturing market share in categories that include:



Capturing market share in categories that include
Custom development of hydrogen fuel cell and battery hybrid propulsion for advanced air mobility customers
Vehicles sales for air taxi, air cargo, air ambulance, and regional air transport through direct sales or leasing
Defense contracts for LuftCar as a warfighter or emergency rescue vehicle
Contract building of LuftPads (vertiports), in partnership with H2 companies
Short and long term service packages for air and road vehicles
Operation of LuftCar fleets, in tandem with airframe rental

*The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.

- Custom development of hydrogen fuel cell and battery hybrid propulsion for advanced air mobility customers
- Vehicles sales for air taxi, air cargo, air ambulance, and regional air transport through direct sales or leasing
- Short and long term service packages for air and road vehicles
- Defense contracts for LuftCar as a warfighter or emergency rescue vehicle
- Operation of LuftCar fleets, in tandem with airframe rental
- Contract building of air lift LuftPads, in partnership with H2 companies


Validation with recognitions & multiple patents currently pending
TechConnect
DEFENSE INNOVATION AWARD
AVIATION WEEK NETWORK
CLEAN TECH OPEN
2021 REGIONAL WINNER
TechConnect Defense Award
AviationWeek Demolition Derby Award for Best Concept
CleanTechOpen Regional Award

Since launching in 2021, LuftCar has multiple patents pending approval and many recognitions, including the TechConnect Defense Award, the CleanTechOpen Regional Award, and the AviationWeek Demolition Derby Award for Best Concept. We have also begun signing MOU partnership agreements with a number of airports and industry leaders – including Bosch Aviation and NYSERDA – and have received a purchase order* for 15 vehicles from our first cargo distributor customer.

**The above order is subject to the successful trials of LuftCar prototype and thereafter approvals and all necessary Air and Road certifications from the Federal Aviation Authorities and other Air/Road transport authorities in the USA and in the UAE.*

WHY INVEST

Join Us On Our Flightpath To The Future

LuftCar's long-term vision is developing a traveling concept that will democratize air transport and build social equity by better connecting communities. Within the next year, the company's roadmap entails prototyping our hydrogen fuel cell and battery propulsion technology to the market, as well as a custom-built two-seater vehicle to demonstrate LuftCar's docking, undocking, and hover capabilities. We are also on pace to demo our first LuftPad in early 2024, and will be developing additional vehicles for cargo transport in the following years.


Help us in changing transportation, delivery, and disaster relief forever

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is*

not yet available on the market.

With your support, we look forward to achieving our dream of forever changing transportation, delivery, and disaster relief. Thank you for investing with us on StartEngine!

ABOUT

HEADQUARTERS
10 N Orange Avenue
Orlando, FL 32801

WEBSITE
View Site ⎋

LuftCar is an autonomous air and road mobility company developing electric vehicle take-off and landing (eVTOL) solutions. The company is in development and currently advancing toward the prototype stage for its flying vehicle technology.

TEAM



Santh Sathya
CEO, Founder, CFO, Chairman of the Board

Santh Sathya founded LuftCar - an autonomous air and road mobility eVTOL mobility company in March 2021. He is also the CEO of LuftCar and serves on its board of directors. Santh deeply cares for environment sustainability and is a relentless innovator of technologies that solve complex problems, improve lives, build social equity, and fuel progress. Before launching LuftCar, Santh served as the Director of Strategy for L3Harris, managing $ 2B P&L for the Sector CEO. Santh was head of systems engineering at Boeing - Insitu drones, and led Model Based Systems Engineering and digital twin development. He held a position as Vice President of Strategy for Johnson Controls joint venture in Asia Pacific, where he laid out a five-year strategy for EVs, Electrification and Smart Cities, increasing revenue by 25% in energy and transportation markets. Santh managed operations for a $ 1B P&L at GE Energy, where he pioneered lean product development. Santh's greatest accomplishment was in developing and building 300 hydrogen fuel cell cars for Ford Motor Company. Santh has core expertise in hydrogen fuel cells, propulsion, AI architectures and lean start up.

Santh has a MBA from the Fuqua School of Business, Duke University, MS in mechanical engineering from Ohio University and BS in Mechanical Engineering from College of Engineering, Guindy. Santh also holds an Artificial Intelligence Strategy Certification from MIT.

Santh works full time for LuftCar - 40 hrs a week





Alan Springs
Vice President Design (Part Time)

Mr. Springs has combined his excitement of fluid dynamics, engineering, and business development in both his personal and professional lives. Prior to joining LuftCar, Mr. Spring provided consulting for BarberWind Turbines before joining them as Chief Operating Officer and Chief Engineer, bringing a novel wind turbine design from concept to prototype development in 2017. Alan brings a strong entrepreneurial spirit to LuftCar. Leaving the large corporate environment, he joined a three-person engineering start-up in 1995. Thanks to the success and growth of the business, the company was soon acquired by QuEST Global, where Alan continued his career growth leading the successful integration of the two offices, and the continued growth and maturity of the engineering teams and the company. During his tenure, Alan served as the Engineering Director and Chief Engineer working in the Aviation and Power Generation Sectors covering diverse engineering programs, including multiple new product introductions.

Alan reports to Santh Sathya, CEO of LuftCar.

Alan works part time for LuftCar - 20 hrs a week





Doug Lampe
VP Systems & Digital (Part Time)

Doug Lampe is a member of our Executive Leadership Team at LuftCar. Doug puts his leadership qualities into marketing the LuftCar concept and building customer relations. Doug spent the previous six years with Deloitte Consulting as Vice President of Technical Architecture and Chief Architect leading multiple technology platforms. While serving with Deloitte, Mr. Lampe served as a leader within their Delivery Center practice through a time of growth from 400 to over 2,000 employees.



Daphne Dixon
Vice President of Business Development

Daphne is responsible for growing markets, customer acquisition and government relations in the United States. Daphne in her other career as CEO of CT Clean Cities Coalition, integrates the 17 Global Sustainable Development Goals into local, metric-driven programs and initiatives.
Her key strengths are: Get community buy in from municipal, business, businesses, and community members on hydrogen and air mobility technologies and develop customer and investor relations globally.
Daphne graduated from the UCLA.

Before joining Deloitte, Doug had a distinguished career at Lockheed Martin holding many technology-focused roles and leading teams performing both system integration and application development. His time at Lockheed provided insight into Supply Chain Management, Manufacturing, Quality Management, Product Support, and Engineering. Doug's leadership in the area of data analytics was instrumental in Lockheed Martin becoming the first Department of Defense contractor to win the prestigious Malcolm Baldrige National Quality Award.

Doug holds a B.S. in Mechanical Engineering from the University of Florida and an M.S. in Engineering Management and Industrial Engineering from the University of Florida. He is also a graduate of Lockheed Martin's Operations Leadership Development Program.

Doug reports to Santh Sathya, CEO of LuftCar.

Doug works part time for LuftCar - 20 hrs a week



Daphne graduated from the UCLA.

Daphne reports to Santh Sathya, CEO of LuftCar.

Daphne works full time for LuftCar - 40 hrs a week





Saleem Ahmed
President - Middle East Markets

With a wealth of 26 years' experience working for organizations such as L&T, Citibank, First Abu Dhabi Bank (FAB) and Sharjah Islamic bank (SIB) across India, Saudi Arabia, and the UAE, Saleem's true passion lies in driving innovative ideas, develop product roadmaps and in building world class teams. He has also been Chairman of Industry bodies such as the UAE banking federation's Digital committee and has authored seminal publications for the Arab Monetary Fund and is a member of the AMF Fintech working group.

As the President of Middle East and Africa for LuftCar, Saleem is building and spearheading its expansion and go-to-market strategy, with the vision to build ecosystems in partnership with Government bodies and the private sector to revolutionize transportation (in ways not thought possible) while contributing to a better and cleaner world.

Saleem reports to Santh Sathya, CEO of LuftCar. He currently works part-time for the company and spends approximately 40 hours/week on LuftCar items, he is based in the UAE.



Suresh Kannappan
VP - Supply Chain Development (Part Time)

Suresh brings extensive supply chain expertise from companies like Pfizer and IBM. He has more than a decade of advanced sourcing and pricing negotiations leadership experience.

Suresh will serve as VP - Supply chain and strategically source suppliers for building prototypes.

Suresh reports to Santh Sathya, CEO of LuftCar.

Suresh works part time for LuftCar - 20 hrs a week



Jan Kulow
Advisory Board Member (Part Time)

Jan-Frederic Kulow is the LuftCar representative for the European market, guiding Luft Car business growth in Europe and acting as a touch point for European partners.

Jan is a strong aviation professional with managerial and piloting experience. He helped building up one German airline start-up by setting up a business intelligence department and being responsible for the airline's strategy assessment, controlling, reporting and data management. He has piloted aircrafts for the Airbus A320 Family. Jan supported the development of aerospace industry with governmental mandate from North Rhine Westphalia, Germany. Currently, he is managing operational risks and safety for a large consulting firm in Aachen, Germany.

Jan-Frederic holds a master's degree in International Management- Aviation Business form the German International University (former IUBH) and bachelor's degree in Aviation Business and Piloting from the HTW Saar, Germany. In addition, Jan has secured various certificates with aviation reference and data management. Currently, Jan is working at DSS+ Sustainable Solutions (former DuPont S.S.) in the role of manager.

Jan reports to Santh Sathya, CEO of LuftCar.

Jan works part time for LuftCar - 10 hrs a week



TERMS
LuftCar

Overview

PRICE PER SHARE
$3

VALUATION
$30M

DEADLINE ⓘ
Aug 25, 2023

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT
$198

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
5,000

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
411,666

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks:

Early Bird

Invest within the First 2 weeks hours and receive an additional 10% bonus shares

Volume-Based Perks:

$25,000+ | Tier 1

Invest $25,000+ and receive 5% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

LuftCar Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

ALL UPDATES

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into LuftCar.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Commentary: LuftCar is a Hydrogen Powered Air and Road Vehicle and is inspired from the V22 Osprey. It has six propellers for redundancy and LuftCar has tremendous applications in the department of defense, in regional transportation, connecting cities of ranges up to 300 miles in Air cargo delivery and in solving the last mile door to door delivery problems. LuftCar is not futuristic, it solves today's transportation and cargo delivery needs. LuftCar can land in regional flat surfaces and designated vertiports. Goods can be delivered at doorsteps and LuftCars are refueled with Hydrogen as they are powered with Hydrogen fuel cell propulsion.

LuftCar can operate from LuftPads which are regional airports, or it can operate from parking lots.

Santh: The LuftCar team is made of industry experts, people who have built products, expert engineers, expert business strategists, and these are people who have worked in the Automotive industry, Hydrogen industry and Aviation industry.

Alan: There's lot of things I am really excited about in LuftCar. It's different, it gives you something different from a lot of other eVTOL's. Biggest difference is the fact that you can take your car, you can drive to where the wings are and you can mount the wings on the car, fly to where you need to fly and then drive away to complete your trip. This is sorely lacking in the entire idea of Urban Air Mobility and Advanced air mobility. I think this is the one thing which is going to be a game changer. Second thing is Hydrogen power because the battery technology just isn't there to give you the range that you need with reasonable payload to make this useful to a lot of people, so Hydrogen power gives you that. It brings to the table that idea where you can carry heavy load whether it is cargo, passengers whatever you need for reasonable distance.

Santh: LuftPads are facilities where these vehicles can land and take off. We will be providing Green Hydrogen in these facilities for refueling into air vehicles, road vehicles and eventually to the Utility backup LuftPads will be a part of much larger hydrogen corridor network.

Suresh: LuftCar is focused on building supply chains for LuftPads which would act like a vertiport or vertistop in an air corridor for people to hop on or hop off and then travel by air or road.

Santh: LuftCar as a company has multiple paths to succeed. We can either have an eVTOL vehicle or Hydrogen propulsion engine for the eVTOL industry or we can have this modular cargo design. We can have all three of them and that way we can get a much larger market share in air cargo and transportation. We are excited to share our solutions not only for our Vertical take-off, urban Mobility vehicle but also for how we are going to be transitioning our airports all over the world to include hydrogen infrastructure to enable zero emission transportation.

Suesh: We are working with Industry partners, Federal, state, local authorities and community organizations to achieve this goal.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.